Filed pursuant to Rule 253(g)(2)

File No. 024-11838

OFFERING CIRCULAR DATED MAY 6, 2022

GOLFSUITES 1, INC.

2738 FALKENBURG ROAD SOUTH

RIVERVIEW, FL 33578

(813) 621-5000

Up to 2,000,000 shares of Preferred Stock and

up to 2,000,000 shares of Class A Common Stock into which the Preferred Stock may convert*

Minimum investment 60 shares of Preferred Stock ($750)

SEE “SECURITIES BEING OFFERED” AT PAGE 46

	Price to Public	Broker-Dealer discount and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons
Price Per share	$12.50	$0.125	$12.375	$0
Total Maximum	$25,000,000	$250,000	$24,750,000	$0

*The Preferred Stock is convertible into Class A Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an initial public offering. The total number of shares of the Class A Common Stock into which the Preferred may be converted will be determined by dividing the original issue price per share by the conversion price per share. See “Securities Being Offered” at Page 46 for additional details.

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fees payable by the company to Dalmore of $29,250. See “Plan of Distribution” for details.

(2)	The company expects that, not including state filing fees, the minimum amount of expenses of the offering that we will pay will be approximately $80,000 regardless of the number of shares that are sold in this offering. In the event that the maximum offering amount is sold, the total offering expenses will be approximately $250,000.

This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. Unless terminated, at least every 12 months after the Offering Statement has been qualified by the United States Securities and Exchange Commission (the “SEC”), the company will file a post-qualification amendment to include the company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

No Escrow Agent has been retained as part of this Offering.

After each closing, funds tendered by investors will be held in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, Dalmore, and will remain in that account until cleared. For details, see “Process of Subscribing.” As there is no minimum offering, provided that an investor purchases shares in the amount of the minimum investment, $750 (60 shares), upon the clearance of any subscription to this Offering Circular and receipt of funds, the Company may immediately deposit those funds into the bank account of the Company and may use the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions and receipt of funds for the Securities by the Company.

Each holder of GolfSuites 1 Preferred Stock (the “Preferred Stock”) is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of GolfSuites 1. Holders of the Class B Common Stock will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 10.

Sales of these securities commenced on May 6, 2022.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this Offering Circular, (the “Offering Circular”) the term “GolfSuites,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its wholly-owned subsidiaries on a consolidated basis. The term “GolfSuites Lubbock” refers to GolfSuites Lubbock, LLC, the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC and the term “GolfSuites Baton Rouge” refers to GolfSuites Baton Rouge, LLC. GolfSuites Lubbock, GolfSuites Tulsa, and GolfSuites Baton Rouge are wholly owned subsidiaries of the company.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SOME IMAGES CONTAINED IN THIS OFFERING CIRCULAR ARE ARTIST’S IMPRESSIONS AND THE ACTUAL FACILITIES MAY VARY.

A LETTER FROM THE FOUNDER TO PROSPECTIVE INVESTORS

Thank you for considering an investment in GolfSuites! We couldn’t be more excited about this opportunity and are thrilled that you are considering joining us. Before you get into the Offering Circular, there are a couple things we want to mention.

GolfSuites is not a conventional company. We don’t intend to become one.

Most of this Offering Circular describes GolfSuites in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of GolfSuites that defy convention and we want to take a moment to explain them in our own words.

What we love

We have merged our passion for entertainment, golf, and hospitality with our business acumen to create an experience that we believe is like no other. GolfSuites offers a FUN, entertainment filled environment with high-quality food, creative menus, unique beverages, and golf. Our goal is to connect communities by providing a FUN and engaging venue through entertainment, food & beverage, technology-driven experiences, and game improvement for anyone looking to have FUN no matter the occasion. We pride ourselves on delivering FUN with passion by building relationships and creating unforgettable experiences for each and every Guest. #thinksuite

We know when it is time to pivot!

We have learned some important lessons along the way. When we launched our first Regulation A offering in 2019 our primary intent was to build large golfing facilities across the county. Each facility would cost approximately $30,000,000 and would focus on golf with food and beverage as a secondary interest. We have since learned that we love FUN, great food and golf. We have learned that we can bring this multi-faceted experience to our guests in various types of venues, including smaller venues that we build, purchase, or lease, and full size new builds if the right incentives are aligned.

So THANK YOU again for considering our company. As with any investment, but especially for new companies, an investment does involve risk, please review the information in this Offering Circular including the risk factors. If you like what you see, we’d be honored to have you join us. And if you’re not sure, please check us out on of our facilities so you can see for yourself what we’re all about.

It’s Time to Tee Off!

Jerry Ellenburg

Chairman, GolfSuites 1, Inc.

SUMMARY

Overview

GolfSuites 1, Inc. (“GolfSuites”) owns, leases, and operates golf driving range entertainment centers in the United States. At its entertainment centers it aims to provide next generation hospitality and dining venues, high-tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions. The company was incorporated in Delaware on October 25, 2018 as KGEM Golf Midwest, Inc. On January 15, 2019, the company changed its name to GolfSuites 1, Inc.

As of December 31, 2021 the company operates two facilities. One located in Jenks, Oklahoma a suburb of Tulsa, (the “Tulsa Facility”) and the other located in Lubbock Texas (the “Lubbock Facility”). The Tulsa Facility and the land on which it is located is leased by the company. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company. In addition, the company recently entered into a lease for a facility in Baton Rouge, Louisiana (the “Baton Rouge Facility”), which the company anticipates will be operational in Q2 2022.

GolfSuites Tulsa began recording revenues for its Tulsa Facility in September 2019 and the company began recording revenues for the Lubbock Facility in August 2020, when it was acquired. The financial statements include the operations of GolfSuites Tulsa for the six-month periods in 2020 and 2021 and GolfSuites Lubbock for the six-month period in 2021. Below are statistics related to each facility.

	TULSA FACILITY	LUBBOCK FACILITY	BATON ROUGE FACILITY*
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites planned.
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	It is intended that these suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons will be made available, pinball, pool and corn hole will also be available.
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	2 restaurants and 2 bars planned.
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	N/A at this time.

*Planned operations

GolfSuites’ Mission, Vision and Values

Every decision we make for the future of GolfSuites is informed by our collective mission, vision, and values.

Our mission is to provide a fun, all-inclusive engaging and authentic golf-centric entertainment venues focused on ultimate hospitality and game improvement.

Our vision is that GolfSuites is the worldwide destination of choice for gamified golf entertainment, events, performance, golf improvement, and fun for all.

Our Values:

●	To treat all guests and team partners with care as if they were family.

●	To deliver exceptional and consistent guest experiences with state-of-the-art technology.

●	To deliver value to all team partners and offer opportunities for growth and development.

●	To deliver value to all guests and a fair profit to all shareholders.

●	To provide an all-inclusive environment supporting fun and collaboration.

GolfSuites’ Plans for the Venues

GolfSuites intends to operate two types of venues:

●	Multi-floor facilities with 40-100+ golf bays.

●	Single floor facilities with 25-40 golf bays.

Although different, each venue type will focus on entertainment, hospitality and a technology driven golf experience. GolfSuites believes each type of venue will appeal to a wide demographic because of the multi-faceted experience that each venue can offer.

The Offering

Securities offered	Up to 2,000,000 shares of Preferred Stock and up to 2,000,000 shares of Class A Common Stock into which they may convert
Class A Stock Common outstanding before the offering	0 Shares of Class A Common Stock.
Preferred Stock outstanding before the offering	687,489 shares of Preferred Stock.
Preferred Stock outstanding after the offering	2,687,489 shares of Preferred Stock
Share Price	$12.50 per share
Minimum Investment	$750
Use of Proceeds

Proceeds from this offering will be used as follows: (i) purchase, rebrand or renovate existing facilities, (ii) fund the company’s construction and development of golf driving range and entertainment centers in the United States, (iii) marketing efforts, and (iv) operational expenses. See “Use of Proceeds to Issuer” section of this Offering Circular.

Terms of the Preferred Stock

Holders of the Preferred Stock are entitled to the following:

●	Declared dividends

●	In the event the company declares a dividend distribution to the holders Common Stock, holders of Preferred Stock will receive dividend distribution. Dividends will be distributed to holders on a pro-rata on an as converted basis.

●	Voting:

●	Holders of the Preferred Stock are entitled to one vote for each share on all matters submitted to a vote of the shareholders.

●	Holders of Preferred Stock at all times will vote together with the holders of Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of GolfSuites.

●	Holders of Class B Common Stock (currently held exclusively GolfSuites) are entitled to five votes per share (see, “Risk Factors – The officers of GolfSuites control the company and the company does not currently have any independent directors”) and thus will control the board.

●	Liquidation preference:

●	In the event of a liquidation, investors will be entitled to receive the greater of the amount of their total investment in the shares of Preferred Stock and any accrued and unpaid dividends or their pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an “as converted to Common Stock” basis.

●	Conversion:

●	Holders of the Preferred Stock may convert their shares of Preferred Stock into Class A Common Stock in their sole discretion.

●	In the event of an initial public offering, as defined in the Certificate of Designations, conversion of the Preferred Stock is mandatory.

●	Anti-dilution protection is provided to holders of the Preferred Stock using the weighted average method. See, “Securities Being Offered – Preferred Stock – Anti-Dilution Rights”; Section 5 of the Certificate of Designations filed as an exhibit to the offering statement (the “Offering Statement”) of which this Offering Circular forms a part.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary Risk Factors

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	This is a relatively new company.

●	Our Parent Company has a limited prior performance record.

●	The company’s auditor has issued a “going concern” opinion.

●	The company has minimal operating capital, no significant assets and limited revenues from operations.

●	The success of GolfSuites business is dependent on its ability to lease or purchase parcels of land at favorable prices.

●	In the event the company acquires leased property it may not be able to successfully negotiate satisfactory terms regarding the leased space, renew or replace existing leases, on satisfactory terms or at all, any of these items could restrict the company’s ability to grow and retain its existing customers and annual members. Accordingly, the financial condition and results of operations could be harmed.

●	The company plans to raise significantly more capital and future fundraising rounds could result in dilution.

●	Success in the hospitality and entertainment industry is highly unpredictable and there is no guarantee the company’s content will be successful in the market.

●	The company may not be able to attract and retain individuals interested in annual memberships at its facilities, and attract drop-in/daily memberships, which could harm its business, financial condition and results of operations.

●	GolfSuites operates in a highly competitive market.

●	Competition in the “alternative venues for recreational pursuits” industry could have a material adverse effect on the company’s business and results of operations.

●	Customer complaints or litigation on behalf of GolfSuites customers or employees may adversely affect its business, results of operations or financial condition.

●	The company’s insurance may not be sufficient.

●	The company may not be able to operate its facilities, or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect its business, results of operations or financial condition.

●	The company has concentrated its investments in golf-related real estate and facilities, which are subject to numerous risks, including the risk that the values of their investments may decline if there is a prolonged downturn in real estate values.

●	The illiquidity of real estate may make it difficult for the company to dispose of one or more of its properties or negatively affect its ability to profitably sell such properties and access liquidity.

●	The company’s development and growth strategy depends on its ability to identify, and fund new entertainment venues and operate them profitably

●	GolfSuites depends on a small management team and may need to hire more people to be successful.

●	Key Man Risk.

●	GolfSuites may not be able to protect all of its intellectual property.

●	The Parent Company has not yet entered into master licensing agreements with some of its third-party suppliers of technology and GolfSuites has not yet been made a sublicense to the relevant master licensing agreements.

●	Distributions will be only made if permitted under Delaware law, which is subject to change, and in the sole discretion of the board of directors.

●	The tax treatment of dividends may vary and distributions to shareholders may be taxed as capital gains.

●	The company is responsible for certain administrative burdens relating to taxation.

●	The offering price has been arbitrarily set by the company.

●	There is no minimum amount set as a condition to closing this offering.

●	The officers of GolfSuites control the company and the company does not currently have any independent directors.

●	The exclusive forum provision in the company’s Certificate of Incorporation may have the effect of limiting an investor’s ability to bring legal action against the company and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

●	There is no current market for GolfSuites shares.

●	There are conflicts of interest between the company, its management and their affiliates.

●	The interests of the Parent Company, GolfSuites and the company’s other affiliates may conflict with your interests.

●	Loans issued by The Parent Company to GolfSuites may not be made at arm’s length.

●	The Parent Company and GolfSuites intend to share some services.

●	If the Parent Company, the company’s manager, were to file for bankruptcy or otherwise liquidate the company’s result and operations, could be negatively affected.

●	The company’s results of operations may be negatively impacted by the coronavirus outbreak.

●	Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company’s business.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks relating to GolfSuites business

This is a relatively new company. The company was incorporated in October 2018. It is a startup company and currently operates only two facilities. The company and/or its affiliates have been operating the Tulsa Facility since September 2019 and the Lubbock Facility since August 2020 and has entered into a lease for the Baton Rouge Facility. It has not started to build any additional golf facilities. There is only a limited history upon which an evaluation of its past performance and future prospects in the hospitality and entertainment industry can be made. Statistically, most startup companies fail.

Our Parent Company has a limited prior performance record. Just as GolfSuites is a relatively new entrant in the market, GolfSuites, Inc. (our “Parent Company”), which provides management services to GolfSuites, has a limited track record of involvement in hospitality and entertainment that investors may assess. Even if the Parent Company did have such prior experience, that experience would not be indicative of its future performance.

The company’s auditor has issued a “going concern” opinion. GolfSuites auditor has issued a “going concern” opinion on their financial statements, which means the company may not be able to succeed as a business without additional financing. GolfSuites was incorporated in October 2018. It has an accumulated deficit of $2,718,787 and $1,887,129 as of December 31, 2021 and December 31, 2020, respectively. The audit report states that the company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The company’s failure to raise additional short-term capital could have a negative impact on not only their financial condition but also their ability to remain in business.

The company has minimal operating capital, no significant assets and limited revenues from operations. The company currently has minimal operating capital, limited revenues (only the Tulsa Facility and the Lubbock Facility are operational), and for the foreseeable future will be dependent upon its ability to finance its planned operations from the sale of securities or other financing alternatives. There can be no assurance that it will be able to successfully raise operating capital in this or other offerings of securities, to raise enough funds to operate multiple venues. The failure to successfully raise operating capital and to effectively manage the Tulsa Facility and Lubbock Facilities could result in its inability to execute its business plan and potentially lead to bankruptcy, which would have a material adverse effect on the company and its investors.

The success of GolfSuites business is dependent on its ability to take over existing facilities or to lease or purchase parcels of land at favorable prices.

GolfSuites is a capital-intensive operation and requires a two-step process prior to operating facilities.

●	First, GolfSuites has to lease or purchase the facility (if it is not building a facility from the ground up).

●	Second, GolfSuites has to re-brand existing facilities, or build new facilities from the ground up.

As of the date of this Offering Circular, the company: (i) leases the Tulsa Facility and leases the property that the Tulsa Facility is on and (ii) owns the Lubbock Facility but leases the land that the Lubbock facility is on and (iii) owns the Baton Rouge facility and leases the property that the Baton Rouge Facility is on.

If this offering does not raise enough capital to make capital improvements on existing facilities, enter additional lease agreements for facilities, or purchase the land that is necessary to begin construction, the company will need to procure external financing for the purchase of the land and/or construction or improvements of the facility.

In the event the company acquires leased property it may not be able to successfully negotiate satisfactory terms regarding the leased space, renew or replace existing leases, on satisfactory terms or at all, any of these items could restrict the company’s ability to grow and retain its existing customers and annual members.  Accordingly, the financial condition and results of operations could be harmed. The company may lease certain real estate for the development of various facilities.  Potential hurdles that the company may encounter when leasing land include the following:

●	Inability to negotiate favorable terms due to market conditions

●	Inability to negotiate favorable terms due to limited experience to date with these types of transactions.

●	Inability to renew the lease on favorable terms.

●	Increase in rental rates in markets in which the company operates.

●	Inability to expand its portfolio of facilities as quickly as possible.

●	Long-term and fixed-cost nature of leases in general may limit the company’s operating flexibility.

The company’s ability to negotiate favorable terms to extend an expiring lease or to secure an alternate location will depend on then-prevailing conditions in the real estate market, such as overall rental cost increases, competition from other would-be tenants for desirable leased spaces and its relationships with current and prospective building owners and landlords, and may depend on other factors that are not within the company’s control. If the company is not able to renew or replace an expiring lease, it will incur significant costs related to vacating that space and redeveloping whatever alternative space the company is able to find, if any. In addition, if the company is forced to vacate a space, the company could lose members who purchased memberships based on the design, location or other attributes of that particular facility and may not be interested in becoming members at another facility.

The company plans to raise significantly more capital and future fundraising rounds could result in dilution. GolfSuites will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See “Dilution” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Success in the hospitality and entertainment industry is highly unpredictable and there is no guarantee the company’s content will be successful in the market. The company’s success will depend on the popularity of its hospitality and entertainment facilities. Consumer tastes, trends and preferences frequently change and are notoriously difficult to predict. If the company fails to anticipate future consumer preferences in the hospitality and entertainment business, its business and financial performance will likely suffer. The hospitality and entertainment industry is fiercely competitive. The company may not be able to develop facilities that will become profitable. The company may also invest in facilities that end up losing money. Even if one of its facilities is successful, the company may lose money in others.

The company may not be able to attract and retain individuals interested in annual memberships at its facilities, and attract drop-in/daily memberships, which could harm its business, financial condition and results of operations. The company’s success depends on its ability to:

●	Provide dining and leisure experiences that members are interested in paying for.

●	Maintain or increase revenues generated from food and beverage sales.

●	Attract consistent suite rentals.

●	Attract individuals interested in paying for daily memberships.

●	Attract individuals interested in paying for annual memberships.

●	Maintain or increase revenues generated from corporate events.

●	Maintain or increase revenues from retail sales.

Changes in consumer financial condition, leisure tastes and preferences, particularly those affecting the popularity of golf, and other social and demographic trends could adversely affect its business. Significant periods where attrition rates exceed enrolment rates or where facilities usage is below historical levels would have a material adverse effect on its business, results of operations and financial condition. If the company cannot attract new members, retain its existing members, its financial condition and results of operations could be harmed.

GolfSuites operates in a highly competitive market.  GolfSuites plans to operate in a highly competitive market and faces intense competition. Its competitors include:

●	Top Golf,

●	DriveShack,

●	1Up Golf,

●	Big Shots,

●	Driv,

●	ClubCorp, and

●	Arccis Golf

Many of the company’s current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. Competitors may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure, fulfillment, and marketing.

Further, GolfSuites properties will compete on a local and regional level with restaurants and other business, dining and social clubs. The number and variety of competitors in this business will vary based on the location and setting of each facility. Some facilities may be situated in intensely competitive upscale urban areas characterized by frequent innovations in the products and services offered by competing restaurants and other business, dining and social clubs. In addition, in most regions, the competitive landscape is in constant flux as new restaurants and other social and meeting venues open or expand their amenities. As a result of these characteristics, the supply in a given region may exceed the demand for such facilities, and any increase in the number or quality of restaurants and other social and meeting venues, or the products and services they provide, in such region could significantly impact the ability of the company’s properties to attract and retain members, which could harm their business and results of operations.

Competition in the “alternative venues for recreational pursuits” industry could have a material adverse effect on the company’s business and results of operations. GolfSuites properties compete on a local and regional level with alternative venues for recreational pursuits. The company’s results of operations could be affected by the availability of, and demand for, alternative venues for recreational pursuits, such as multi-use sports and athletic centers. In addition, member-owned and individual privately-owned clubs may be able to create a perception of exclusivity that the company has difficulty replicating. To the extent these alternatives succeed in diverting actual or prospective members away from the company’s facilities or affects its membership rates, the company’s business and results of operations could be harmed.

Customer complaints or litigation on behalf of GolfSuites customers or employees may adversely affect its business, results of operations or financial condition. The company’s business may be adversely affected by legal or governmental proceedings brought by or on behalf of their customers or employees. Regardless of whether any claims against the company are valid or whether they are liable, claims may be expensive to defend and may divert time and money away from operations and hurt the company’s financial performance. A judgment significantly in excess of their insurance coverage or not covered by insurance could have a material adverse effect on the company’s business, results of operations or financial condition. Also, adverse publicity resulting from these allegations may materially affect the company.

The company’s insurance may not be sufficient. There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company’s financial condition or results of operations.

The company may not be able to operate its facilities or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect its business, results of operations or financial condition. Each facility is subject to licensing and regulation by alcoholic beverage control, amusement, health, sanitation, safety, building code and fire agencies in the state, county and/or municipality in which the facility is located.

Each facility is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one facility may lead to the loss of licenses at all facilities in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each facility, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the company’s ability to obtain such a license or permit in other locations.

The company may be subject to “dram shop” statutes in states where its facilities may be located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on the company’s business, results of operations or financial condition.

As a result of operating certain entertainment games and attractions, including skill-based games that offer redemption prizes, the company is subject to amusement licensing and regulation by the states, counties and municipalities in which its facilities are to be located. These laws and regulations can vary significantly by state, county, and municipality and, in some jurisdictions, may require the company to modify their business operations or alter the mix of redemption games and simulators that they offer.

Moreover, as more states and local communities implement legalized gambling, the laws and corresponding enabling regulations may also be applicable to the company’s redemption games and regulators may create new licensing requirements, taxes or fees, or restrictions on the various types of redemption games the company offers. Furthermore, other states, counties and municipalities may make changes to existing laws to further regulate legalized gaming and illegal gambling. Adoption of these laws, or adverse interpretation of existing laws, could cause the company to modify its plans for its facilities and if the company creates facilities in these jurisdictions it may be required to alter the mix of games, modify certain games, limit the number of tickets that may be won by a customer from a redemption game, change the mix of prizes that the company may offer or terminate the use of specific games, any of which could adversely affect the company’s operations. If the company fails to comply with such laws and regulations, the company may be subject to various sanctions and/or penalties and fines or may be required to cease operations until it achieves compliance, which could have an adverse effect on the company’s business and financial results.

The company has concentrated its investments in golf-related real estate and facilities, which are subject to numerous risks, including the risk that the values of their investments may decline if there is a prolonged downturn in real estate values. The company’s operations will consist almost entirely of golf properties, some of those facilities will be approximately 10-20 acres in size, that encompass a large amount of real estate holdings. Accordingly, the company is subject to the risks associated with holding real estate investments. A prolonged decline in the popularity of golf could adversely affect the value of its real estate holdings and could make it difficult to sell facilities or businesses.

The company’s real estate holdings will be subject to risks typically associated with investments in real estate. The investment returns available from equity investments in real estate depend in large part on the amount of income earned, expenses incurred and capital appreciation generated by the related properties. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, real estate, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and time-consuming to expand, modify or renovate older properties. Under eminent domain laws, governments can take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have an adverse impact on the company’s business, financial condition or results of operations.

The illiquidity of real estate may make it difficult for the company to dispose of one or more of its properties or negatively affect its ability to profitably sell such properties and access liquidity. The company may from time to time decide to dispose of one or more of its real estate assets. Because real estate holdings generally, are relatively illiquid, the company may not be able to dispose of one or more real estate assets on a timely basis. In some circumstances, sales may result in investment losses which could adversely affect the company’s financial condition. The illiquidity of its real estate assets could mean that it continues to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect the company’s business, financial condition and results of operations.

The company’s development and growth strategy depends on its ability to identify, and fund new entertainment venues and operate them profitably. The company’s ability to identify and fund various facilities, on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond its control, including but not limited to the company’s ability to:

●	Find quality locations.

●	Reach acceptable agreements regarding the lease or purchase of locations, and comply with the company’s commitments under its lease agreements.

●	Raise or have available an adequate amount of cash or currently available financing for rebranding, constructing and opening facilities, as applicable.

●	Comply with applicable zoning, licensing, land use and environmental regulations.

●	Timely hire, train and retain the skilled management and other employees’ necessary to meet staffing needs.

●	Obtain, for acceptable cost, required permits and approvals, including liquor licenses

Even if the company succeeds in opening entertainment golf facilities on a timely and cost-effective basis, the company may nonetheless be unable to attract enough customers to these new venues because potential customers may be unfamiliar with its venue or concept, entertainment and menu options might not appeal to them and the company may face competition from other food and leisure venues.

GolfSuites depends on a small management team and may need to hire more people to be successful. The success of GolfSuites will greatly depend on the skills, connections and experiences of the executives, Gerald Ellenburg, Nick Flanagan, Scott McCurry, Michael Zylstra and Ann England. Though, the Parent Company has entered into employment agreements with Gerald Ellenburg and Nick Flanagan, the company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for GolfSuites, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

Key Man Risk. The company’s founders and key men are serial entrepreneurs. It is likely that some, if not all of the founders and key men, may exit the business within the next three years. In the event one or more of its founders and/or key men exit the business the company may experience following:

●	financial loss;

●	a disruption to the organization's future projects;

●	damage to the brand; and

●	potentially supporting a competitor.

GolfSuites may not be able to protect all of its intellectual property. GolfSuites will be using the intellectual property of the Parent Company, including the following trademarks that have been filed: GolfSuites, Off The Deck and FirstCut. The profitability of GolfSuites may depend in part on the Parent Company’s ability, to effectively protect its intellectual property and the ability of GolfSuites to operate without inadvertently infringing on the proprietary rights of others. Any litigation protecting the Parent Company’s intellectual property and defending its original content could have a material adverse effect on the company’s business, operating results and financial condition regardless of the outcome of such litigation.

Risks relating to this offering and GolfSuites shares

Distributions will be only made if the company declares dividends and if permitted under Delaware law, which is subject to change, and in the sole discretion of the board of directors. Pursuant to section 170 of the Delaware General Corporation Law (“Delaware Law”), dividends may be paid out of “surplus” even in the absence of profits.  Under section 154, “surplus” may be defined by the board of directors, in their sole discretion, but generally may not be less than the par value of the shares issued. Accordingly, most of the proceeds of this offering may be considered surplus. However, Delaware Law is subject to change, and the company cannot guarantee that dividend payments will always be permitted under Delaware Law. Further, the company in its sole discretion may decide not to declare and pay dividends. At which point, the dividends will accrue to be paid at a later date, or if at all.

The tax treatment of dividends may vary and distributions to shareholders may be taxed as capital gains. The distributions made pursuant to the Preferred Stock dividend provisions will be taxable as dividends to shareholders only to the extent of current and accumulated earnings and profits.  To the extent the company does not have current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the shareholder’s adjusted basis. If distributions still exceed the amount of adjusted basis, such excess would be considered as capital gains income to the shareholder, who will generally be subject to federal (and possibly State) income tax on such gains at a rate that depends upon the shareholder’s holding period with respect to the shares in question, among other factors. Since the tax treatment of any distributions may vary according to the financial performance of the company, as well as the particular circumstances of the investor, investors should consult their own tax advisers, and should further not assume that the distributions will be subject to the same tax treatment from year to year.

The company is responsible for certain administrative burdens relating to taxation. Federal law required that the company report annually all distributions to shareholders on a Form 1099-DIV.  The company is responsible for ensuring that the extent to which such distributions constitute a distribution of earnings and profits is correctly identified on form 1099-DIV. This reporting requirement adds to the administrative burdens of the company.

The offering price has been arbitrarily set by the company. GolfSuites has set the price of its Preferred Stock at $9.00 per share. Valuations for companies at GolfSuites stage are purely speculative. The company’s valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

There is no minimum amount set as a condition to closing this offering. Because this is a “best efforts” offering with no minimum, the company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The officers of the Parent Company control the company and the company does not currently have any independent directors. The Parent Company is currently the company’s controlling shareholder. Moreover, the company’s executive officers and directors, through their ownership in the Parent Company, are currently GolfSuites controlling shareholders. As holders of the Class B Common Stock which gives the Parent Company 5 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock and Class A Preferred Stock, the Parent Company will continue to hold a majority of the voting power of all the company’s equity stock and therefore control the board at the conclusion of this offering. Even if the Parent Company were to own as little as 16.66% of the equity securities of the company, the Parent Company would still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The company does not benefit from the advantages of having independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, and having extra checks and balances to prevent fraud and produce reliable financial reports.

The exclusive forum provision in the company’s Certificate of Incorporation may have the effect of limiting an investor’s ability to bring legal action against the company and could limit an investor’s ability to obtain a favorable judicial forum for disputes. Article VII of the company’s Certificate of Incorporation contain exclusive forum provisions for certain lawsuits, see “Securities Being Offered – All Classes of Stock – Forum Selection Provisions.” Further, Section 6 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see “Securities Being Offered – All Classes of Stock – Forum Selection Provisions.” The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Further, the forum selection provisions in the Certificate of Incorporation and the subscription agreement provide that for certain lawsuits the Court of Chancery in Delaware will be the exclusive forum. The Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. See “Securities Being Offered – All Classes of Stock – Jury Trial Waiver” and “Securities Being Offered – All Classes of Stock – Forum Selection Provisions.”

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the subscription agreement. Investors should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If an investor brings a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares of Preferred Stock, including but not limited to the subscription agreement.

There is no current market for GolfSuites' shares. There is no formal marketplace for the resale of the company’s securities. Shares of the company’s Preferred Stock may eventually be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. The company does not have plans to apply for or otherwise seek trading or quotation of its Preferred Stock on an over-the-counter market. It is also hard to predict if the company will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Risks Related to Certain Conflicts of Interest

There are conflicts of interest between the company, its management and their affiliates. The Parent Company currently holds all of the issued Common Stock of GolfSuites. GolfSuites is also affiliated with ERC Communities, Inc. f/ka ERC HomeBuilders, Inc. and its subsidiaries (the “ERC Entities”). Gerald Ellenburg is the CEO for the Parent Company, GolfSuites, and the ERC Entities. Therefore, it is likely that conflicts of interest will arise between the affiliates. Conflicts of interest could include, but are not limited to the following:

●	Use of time.

●	Use of human capital.

●	Competition regarding the acquisition of properties and other assets.

The interests of the Parent Company the company and the company’s other affiliates may conflict with your interests. The company’s Certificate of Incorporation, Certificate of Designations, bylaws and Delaware law provide company management with broad powers and authority that could result in one or more conflicts of interest between your interests and those of the officers and directors of the Parent Company, the company, and the company’s other affiliates.  This risk is increased by the affiliated entities being controlled by the Parent Company who currently owns all of the company’s Common Stock. In addition, all of the company’s officers and directors currently have an interest in the Parent Company, through ownership and/or as an officer or director in the Parent Company. Potential conflicts of interest include, but are not limited to, the following:

●	The Parent Company and the company’s other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the management and their affiliates for their own benefit.

●	GolfSuites may engage the Parent Company, or other companies affiliated with GolfSuites to perform services, and determination for the terms of those services will not be conducted at arms’ length negotiations.

●	The company’s officers and directors are not required to devote all of their time and efforts to the affairs of the company.

Loans issued by The Parent Company to GolfSuites may not be made at arm’s length. The Parent Company has made loans to GolfSuites in the amount of $2,143,058 as of December 31, 2021 and may make additional loans to GolfSuites. It is likely that these transactions have not been at arm’s length and may not be at arms-length in the future. Therefore, there is no way to assure third parties that the Parent Company and GolfSuites will be acting in their own self-interest and not subject to pressure or duress from the other party.

The Parent Company and GolfSuites intend to share some services. The Parent Company and GolfSuites will share the following services:

●	Intellectual property.

●	Licensing for the use of the name and brand identity.

Internal transactions incorporating products and services, fee sharing, cost allocations, and financing activities can create inefficiency, financial exposures and reporting risk. This arrangement could result in potential actual or perceived conflicts of interest.

If the Parent Company, the company’s manager, were to file for bankruptcy or otherwise liquidate the company’s result and operations, could be negatively affected. GolfSuites relies on the Parent Company for certain management services. While the company intends to continue its operations if the Parent Company were ever to file for bankruptcy or otherwise liquidate, there is no guarantee that the company would be able to do so. If the Parent Company were to enter bankruptcy proceedings or to otherwise liquidate, the company would be required to find other ways to meet the needs of its operations and business. Obtaining such alternative services, if available at all, could result in delays in the disbursement of distributions or the filing of reports or could require the company to pay significant fees to another company that it would engage to perform management services for it.

Risks Related to COVID-19

The company’s results of operations may continue to be negatively impacted by the coronavirus outbreak. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Various jurisdictions in the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The long term impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the shares and investor demand for the shares generally. To date, our facilities have needed to comply with restrictions imposed by local and state governments, including limiting our ability to do group sales and other planned larger events. We believe that this has impacted our revenues from our facilities.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the company’s cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect GolfSuites business, results of operations, or financial condition.

The extent to which COVID-19 affects the company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company’s business. The company’s business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company’s investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as the GolfSuites venues. “Shelter-in-place” or other such orders by governmental entities could also disrupt the company’s operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding convertible notes and assuming that the shares are sold at $12.50 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the company as of December 31, 2021.

	Date Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares
Class B Common Stock	01/01/2019	18,000,000	-	18,000,000	$0.00001
Preferred Stock
Class A Preferred Stock	2019	74,038	-	74,038	5.14999
Class A Preferred Stock	2020	200,704	-	200,704	4.60000
Class A Preferred Stock	2021	53,525	212,236	265,761	7.99998
Total Class A Preferred Stock		328,267	212,236	540,503	6.34708
Total Common Share Equivalents		18,328,267	212,236	18,540,503	5.40414
Investors in this offering, assuming $25,000,000 raised	2022	-	2,000,000	2,000,000	12.50000
Total After Inclusion of this Offering		18,328,267	2,212,236	20,540,503	$1.38413

The following table illustrates the dilution that new investors will experience upon investment in the company relative to existing holders of its securities. Because this calculation is based on the net tangible assets of the company, the company is calculating based on its net tangible book value of ($1,037,244) as of December 31, 2021, as included in its audited financial statements.

The offering costs assumed in the following table includes up to $250,000 in commissions as well as $127,000 for marketing, technology, legal, accounting, and Edgarization fees incurred for this offering.

The table presents four scenarios for the convenience of the reader: a $6,225,000 raise, a $12,500,000 raise from this offering, a $18,725,000 raise from this offering, and a fully subscribed $25,000,000 raise from this offering (the maximum offering).

Capital Raised	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Price per share	$12.5000	$12.5000	$12.5000	$12.5000
Shares issued	500,000	1,000,000	1,500,000	2,000,000
Capital raised	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Less: Offering costs	(625,000)	(1,250,000)	(1,875,000)	(2,500,000)
Net offering proceeds to Company	$5,625,000	$11,250,000	$16,875,000	$22,500,000
Net tangible book value pre-financing (1)	(1,037,244)	(1,037,244)	(1,037,244)	(1,037,244)
Net tangible book value after offering	$4,587,756	$10,212,756	$15,837,756	$21,462,756
Share issued and outstanding pre-financing (2)	18,540,503	18,540,503	18,540,503	18,540,503
Shares issued in financing from Company	500,000	1,000,000	1,500,000	2,000,000
Post financing shares issued and outstanding	19,040,503	19,540,503	20,040,503	20,540,503
Per share amounts:
Net tangible book value after offering	$0.2409	$0.5226	$0.7903	$1.0449
Net tangible book value per share prior to offering	(0.0559)	(0.0559)	(0.0559)	(0.0559)
Increase (decrease) per share attributable to new investors	$0.2968	$0.5785	$0.8462	$1.1008
Dilution per share to new investors	$12.2591	$11.9774	$11.7097	$11.4551

(1)	Net tangible book value is calculated as follows:

Total stockholders' equity at December 31, 2021	$712,011
Less: intangible assets	(1,749,255)
Equals tangible book value pre-financing	$(1,037,244)

(2)	Includes 18,000,000 shares of Class B Common Stock and 328,267 shares of Class A Preferred Stock.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

GolfSuites, Inc. is offering a maximum of 2,000,000 shares of Preferred Stock on a “best efforts” basis.

The cash price per share of Preferred Stock is $12.50.

The Company intends to market its Common Stock in this Offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform. We will use our website, www. www.invest.golfsuites.com, blogs, and other social media to provide notification of the Offering.

We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be held in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, Dalmore Group, LLC, and will remain in that account until cleared (AML/KYC). For details, see “Process of Subscribing.” After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this Offering.

This Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the Offering is earlier terminated by the Company at its sole discretion (which we refer to as the “Termination Date”).

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Review of written communications for compliance with applicable rules. Coordinate with third party providers to ensure adequate review and compliance. It is ultimately the responsibility of the Company as to whether to accept the recommendations of Dalmore with respect to compliance with written communications.

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

As compensation for the services listed above, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the Offering to support the Offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this Offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this Offering such as coordination with third party vendors and general guidance with respect to the Offering, which will be due and payable within 30 days after this Offering is qualified by the Commission and the receipt of a No Objection Letter from FINRA.  Assuming the Offering is fully-subscribed, the Company estimates that total fees due to pay Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $275,000.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase shares. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer. Investor funds will be processed through Stripe, Inc. Funds will be held in a segregated operating account owned by the Company. Dalmore will have view access to the account for purposes of verifying activity. Funds will remain in the segregated account until the subscription agreement has been cleared and countersigned by the Company. Funds then be released to the Company will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the Company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, credit or debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the Company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into segregated operating account owned by the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the Company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Dalmore is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the transfer agent to issue shares to the investor. The transfer agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Transfer Agent

The company has also engaged Computershare, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity. The company estimates the aggregate fee due to Computershare for the above services to be $30,000 annually.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Common Stock on a best-efforts basis. As there is no minimum offering amount, upon the clearance of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this offering. As of December 31, 2021 the company has sold zero shares of Class A Common Stock for $0.00 in gross proceeds. The company currently estimates that, at a per share price of $12.50, the net proceeds from the sale of the 2,000,000 shares of Preferred Stock will likely be $22,500,000 after deducting the estimated offering expenses of approximately $2,500,000.

The following table breaks down the use of proceeds into different categories under various funding scenarios:

Gross Proceeds	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Estimated offering expenses (1)	625,000	1,250,000	1,875,000	$2,500,000
Purchase, rebrand or renovate existing facilities	500,000	500,000	500,000	$500,000
Construction, development and acquisition of new golf driving range and entertainment centers in the United States (not including debt financing)	3,750,000	8,750,000	13,750,000	$18,750,000
Marketing	625,000	1,250,000	1,875,000	$2.500,000
Operational expenses	250,000	250,000	250,000	$250,000
Working Capital (2)	500,000	500,000	500,000	$500,000
Total Use of Proceeds	6,250,000	12,500,000	18,750,000	$25,000,000

(1)	Estimated offering expenses include legal, accounting, printing, advertising, broker-dealer fees and commissions, technology, marketing and state notice fees and other expenses of this offering.

(2)	Approximately 25% of gross proceeds are allocated to working capital subject to a maximum working capital amount of $750,000. The above estimates for overhead improvements and working capital are subject to change based upon the timing and amounts of gross proceeds and development timetables.

The company is still in the process of rebranding and upgrading its current facilities. For the Tulsa Facility it anticipates spending an additional $150,000 during 2022 for re-branding projects. For the Lubbock Facility it anticipates spending $350,000 during 2022 to re-brand the facility.

These costs incorporate expenses related land/annual lease; zoning; architects, designers and engineers; construction and training employees. The company may also buy existing facilities to re-brand. The cost for that will be variable based on the condition and the size of the facility. The company may also finance the construction with mortgage financing. See “Management Discussion and Analysis – Plan of Operations.”

Dividends and profit-sharing dividends

Investors in this offering will begin to accrue a monthly dividend payment that pays 8% per annum after the issuance of their Preferred Stock. When the funds are legally available for distributions the company intends to pay these dividends. The dividends will compound annually.

In the event the company declares a dividend distribution to the holders of Common Stock, all holders of Preferred Stock will receive their pro rata share.

There is no guarantee regarding the tax treatment of the 8% dividends. Please see “Securities Being Offered – Tax Treatment.”

The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company.

THE COMPANY’S BUSINESS

Overview

GolfSuites 1, Inc. (“GolfSuites” or the “company”) owns, leases and operates golf driving range entertainment centers in the United States. The company aims to provide entertainment centers known for their next generation hospitality and dining venues, high-tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions. The company was incorporated in Delaware on October 25, 2018 as KGEM Golf Midwest, Inc. On January 15, 2019, the company changed its name to GolfSuites 1, Inc.

The company owns two wholly owned subsidiaries, GolfSuites Tulsa, LLC, an Oklahoma limited liability company, and GolfSuites Lubbock, LLC, a Texas limited liability company. The company owns 62.5% of GolfSuites Baton Rouge, LLC a Louisiana limited liability company. A third party owns the remaining 37.5% of GolfSuites Baton Rouge.

The company is a subsidiary of GolfSuites, Inc. (the “Parent Company”). The Parent Company was incorporated in 2018 as a successor entity to KGE, LLC, which was created in 2016 to develop and operate a national chain of golf driving range entertainment centers. GolfSuites, Inc. change its name from KGEM Golf, Inc. to GolfSuites, Inc. on December 3, 2020.

Timeline

Below is a timeline of the company’s operating history.

●	On October 25, 2018, the company was incorporated.

●	In September 2019, GolfSuites 3, Inc., an affiliate of the company, began operating an facility in Jenks, Oklahoma (the “Tulsa Facility”) pursuant to a lease agreement governing the Tulsa Facility and an additional agreement governing the land on which it is located. Both lease agreements were entered into by GolfSuite 3’s wholly owned subsidiary, GolfSuites Tulsa.

●	On August 6, 2020, GolfSuites Lubbock was formed. It is a wholly owned subsidiary of the company.

●	In November 2020, the company began discussions and drafting documents to acquire the Tulsa Facility and the land on which it is located. The company believes that it will acquire the facility and land by the end of Q2 2021.

●	On August 19, 2020, pursuant to the Membership Interest Purchase Agreement (“MIP Agreement”), GolfSuites Lubbock acquired 4ORE Golf, LLC, a Texas Limited Liability Company, (the “Lubbock Facility”). The Membership Interest Purchase Agreement is included as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

●	On August 19, 2020, GolfSuites Lubbock, pursuant to the MIP Agreement, assumed the lease agreement governing the land on which the Lubbock Facility is located. The related lease agreement is included as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

●	On December 30, 2020, the company acquired GolfSuites Tulsa from GolfSuites 3.

●	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021.

The Facilities

Current Facilities

Currently, the company operates two facilities. The Tulsa Facility and the Lubbock Facility and has recently entered into a lease for a third facility, the Baton Rouge Facility. The company anticipates the Baton Rouge Facility will be operational in Q2 2022.

The Tulsa Facility: Overview

The Tulsa Facility is located at 600 Riverwalk Terrace in the City of Jenks, County of Tulsa, Oklahoma. The company believes the following to be the most appealing characteristics of the Tulsa Facility:

●	It is a mid-size venue consisting of approximately 53,102 rentable square feet and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant, and recreational attractions.

During 2019, the company began re-branding and upgrading the facility. To date, the company has invested approximately $1,000,000 into the Tulsa Facility. The company believes that an additional $150,000 will be needed to complete the rebranding and necessary upgrades of the facility.

The Tulsa Facility: Lease Agreement

●	The term of the Tulsa Facility lease agreement is 25 years.

●	Annual base lease payments are $360,000, adjustable throughout the terms of the lease.

●	GolfSuites Tulsa is entitled to 50% of the net cash flow. The remaining 50% of the net cash flow is due and payable to Onefire Holding Company.

The Lubbock Facility: Overview

The Lubbock Facility is located at 6909 Marsha Sharp Fwy, Lubbock, Texas 79407. The company believes the most appealing characteristics of the Lubbock Facility to be:

●	It is a mid-size venue with a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The Lubbock Facility currently operates under the 4ORE! Golf brand, however, it is owned and operated by GolfSuites. The company plans to begin re-branding in the second half of 2022. The company believes the re-branding and necessary upgrades will cost approximately $350,000.

The Lubbock Facility: Lease Agreement

●	The lease agreement related to the land on which the facility is on is for a term of 20 years, terminating October 31, 2038. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5 year options for renewal.

●	In addition, the company maintains a nuisance (ingress/egress) lease. This lease was agreed to with the owner of the adjacent property because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023. The company does not have plans to renew this lease.

The Baton Rouge Facility: Overview

The Baton Rouge Facility, located at 8181 Siegen Lane, Baton Rouge, Louisiana. The company believes the most appealing characteristics of the Baton Rouge Facility to be:

●	It is a mid-size venue consisting of approximately 40 bays and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The company believes the re-branding and upgrading of the facility will be complete by then end of Q2 2022.

The Baton Rouge Facility: Lease Agreement

●	The term of the Baton Rouge Facility lease agreement is 5 years, however the company has the option to extend the lease for 2 periods of 5 years.

●	Annual base lease payments range from $15,000, for the first year, $39,600 for the second year and $60,000 for years 3-5.

Future Facilities

Over the next year the company intends to: (i) continue to source existing facilities, and (ii) purchase land for future facilities where such opportunities exist.

The company is currently sourcing future facilities that will likely have the following characteristics:

●	Mid-size venue consisting of approximately 40 bays and a driving range.

●	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

●	It is located in a metropolitan area with a mid-size population.

●	Multiple university communities are a short distance away (less than ten miles).

●	There is an established millennial population within the area which fosters a trade market.

●	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

Sourcing Facilities

When contemplating leasing already existing facilities, purchasing existing facilities, or building a facility from the ground up the company looks as the following factors to determine whether the project is suited for the company:

●	Location and size of each future facility.

●	Large and mid-size populations within metropolitan areas.

●	University communities with populations of at least 100,000.

●	Local millennial populations.

●	The proximity to major highway, interstate access other large entertainment facilities, restaurant, and recreational attractions.

●	Ongoing growth trends in the selected area.

●	Proximity of select population bases including: university students, types of housing developments and employment rates.

●	Whether a local government is cooperative and favors the development of leisure facilities.

●	Cost of land.

●	Availability and potential threat of competitor facilities within the vicinity.

●	Favorable mortgage/lender terms and relationships.

Financing Facilities

The company intends to lease and/or purchase already existing facilities with a combination of the following:

●	The proceeds of the Regulation A offering.

●	Funds advanced to GolfSuites by the Parent Company.

●	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

The company intends to purchase land to begin the construction of facilities with a combination of the following:

●	The proceeds of the Regulation A offering.

●	Funds advanced to GolfSuites by the Parent Company.

●	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

Management of the Facilities

The Parent Company oversees the management of all of the company’s locations and will oversee the management of all future locations. We intend that all the facilities will operate similar to the Tulsa and Lubbock facilities, where the company and/or its subsidiaries employ management teams and staff to operate each facility whether it is leased facility, owned facility, or built from the ground up.

Market Sector

The company participates in the recreational sporting and entertainment facilities market. The company believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. The company competes for revenues from customer spending in each of these three sectors.

Target Audience

The company has five primary target audiences:

●	Families looking for a fun experience for their kids and friends.

●	Experience Seekers, Millennials, Gen-Xers, Boomers seeking unique, fun night/weekend entertainment.

●	Recreational and avid golfers.

●	Businesses wanting team building, business gatherings, incentive rewards and corporate event venues with food and entertainment.

●	Get together/Fundraiser planners looking for unique locations for parties, celebrations and fund-raising events.

Management Services from GolfSuites

GolfSuites entered into a management services agreement with the Parent Company effective as of August 12, 2019 (the “Management Services Agreement”). Under that agreement, The Parent Company will manage the company and allow the company to use certain intellectual property and business concepts. The company will incur direct capitalized costs and overhead expenses.

Some direct capitalized costs and overhead expenses will be paid by the company directly (e.g., salaries, board of director and board of advisor fees, employee benefits, and general administrative costs) while other capitalized costs and overhead expenses will be paid by the Parent Company and then reimbursed by the company (e.g., architectural costs, engineering, land, zoning and permitting and other costs directly related to assets belonging to the company).

In addition, the company will pay the Parent Company monthly management fees as follows:

●	Operating facilities: 4% of gross operating revenues once facilities are opened.

o	Parent Company shall calculate 4% of gross revenue amount of the immediate past month, and the Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

☐	Facilities that are not operational: 3% of all-in development costs.

o	The “in-development costs” shall be calculated as the total amount of the hard and soft development costs, which include, but are not limited to, the total costs of land, development and entitlement costs, all construction costs, engineering and design costs, and contractor fees (the “In-Development Costs”) paid by the company in the immediate past month. The Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

The Tulsa Facility and the Lubbock Facility are considered operating facilities.

The initial term of the Management Services Agreement is for ten years. Upon expiration of the agreement, it will automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. The Management Services Agreement may also be terminated upon certain events of default, including but not limited to, material breaches of the agreement and also if one party files for bankruptcy or otherwise liquidates.

In the event the Parent Company were to file for bankruptcy or otherwise liquidate, the company would have to seek another provider of management services or make arrangements for such services to be provided in-house, including the hiring of additional personnel.

This agreement amended and replaced the agreement dated April 15, 2019. The company had previously accrued costs under that agreement.

For additional information please see the Management Services Agreement, which is an Exhibit to the Offering Statement of which this Offering Circular forms a part.

Competition

Direct competitors

The company’s largest competitor in this emerging market is TopGolf. As of December 2021, there are 67 TopGolf locations in the United States.   Its first facilities were developed less than 20 years ago, and according to public reporting TopGolf intends to add new venues annually. Other competitors include local and regional facilities as well as other national chains, including DriveShack, 1Up Golf, Big Shots, and Driv.

Indirect competitors

Indirect competitors include sports-themed entertainment facilities with food and beverage offerings that revolve around other sports including, but not limited to bowling, ping pong, baseball, NASCAR, etc. These include PINS Mechanical, Main Event (40+ locations), Lucky Strike, Bowl More, iDrive NASCAR, iFly, and Dave & Buster’s (139 locations as of December 2020), to name a few.

In addition, new entertainment themed centers are being developed within the US that merge retail, food and beverage, entertainment and hospitality into single, tightly packed mixed-use destinations of 1-3 million square feet. These new developments include American Dream (Miami) and American Dream (NYC), as well as numerous other smaller developments throughout the US. Facilities like these typically include entertainment amenities such as water parks, skydiving, surfing, ice-rinks, drive-in movie theatres, hybrid golf facilities, miniature golf, theme parks, observation wheels, climbing walls, X4D movie theatres, and aquariums.

Employees

The company does not have any full-time or part-time employees. The Tulsa Facility and the Lubbock Facility currently employ approximately 250 employees in the following roles: restaurant service, marketing, management, facilities management, event sales, golf instruction and retail.

In addition, the Parent Company employs eight individuals, all of whom spend up to half of their time working on matters related to the company and various related entities. The amount of time that an employee of the Parent Company will dedicate to GolfSuites will vary from week to week depending on the current needs of the company.

Regulation

Currently, the company has obtained a state liquor license in Oklahoma for the Tulsa Facility and a state liquor license in Texas for the Lubbock Facility. The company has not yet obtained a liquor license for the Baton Rogue Facility. In addition to the liquor licenses, certain other licenses that may be required for the company’s planned operations include:

●	State liquor license.

●	State reuse/resale tax for products including but not limited to golf clubs, and apparel.

●	County resale tax certificate.

●	“Doing Business As” certificates for applicable states.

●	Health department and food service license for each facility.

●	Elevator and Fire department certifications, required annually.

Intellectual Property

The Parent Company has filed the following name trademarks and GolfSuites intends to enter into a license agreement with the Parent Company for use of the following trademarks:

●	GolfSuites

●	Off The Deck

●	FirstCut

Litigation

The company has no litigation pending and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct or other business issues.

THE COMPANY’S PROPERTY

●

Tulsa Facility:

o    The company has entered into two lease agreements at the Tulsa Facility located at 600 Riverwalk Terrace Jenks, Oklahoma. One lease agreement relates to the facility. The second lease agreement relates to the land that the facility is on.

●	Baton Rouge Facility: o The company has entered into one lease agreement for the property located at 8181 Siegen Lane, Baton Rouge, Louisiana.

●	Lubbock Facility: o The company owns the facility located 6909 Marsha Sharp Fwy, Lubbock, Texas. The company leases the property at 6909 Marsha Sharp Fwy, Lubbock, Texas.

CONFLICTS OF INTEREST

The company is subject to various conflicts of interest arising out of its relationship with the Parent Company. The company discusses these conflicts below.

General

The Parent Company currently holds all of the issued Common Stock of GolfSuites. The Parent Company is also affiliated with ERC Communities, Inc, f/k/a ERC HomeBuilders, Inc, and its related entities (collectively, the “ERC Entities”). The ERC Entities focus on the development and sale of a built-for rent properties in the United States. Gerald Ellenburg is the CEO for The Parent Company, the company and the ERC Entities (the “Affiliated Executives”).

These Affiliated Executives have legal obligations with respect to the Parent Company and the ERC Entities that are similar to their obligations to the company. In the future, these persons and other affiliates of the Parent Company and the ERC Entities may organize and or acquire for their own account, entertainment and hospitality facilities that may have been suitable for GolfSuites.

Allocation of GolfSuites Affiliates’ Time

Currently, The Tulsa Facility and the Lubbock Facility rely on Scott McCurry, to run the day-to day operations of the facilities. However, the company continues to rely on the Parent Company’s executive officers and other professionals who act on behalf of the Parent Company, for the day-to-day operation of its business, including sourcing locations, developing and/or sourcing future facilities, and capital raising. As the business matures, the company’s intent is to develop its own management team to take over the day-to-day operations of business. Until that occurs and as a result of the Affiliated Executives competing responsibilities, their obligations to other investors and the fact that they will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time to GolfSuites and other entities and other business activities in which they are involved.

Receipt of Fees and Other Compensation by the Parent Company and its Affiliates

The Parent Company and its affiliates will receive substantial fees from the company, which fees will not be negotiated at arm’s length. These fees could influence the Parent Company’s advice to the company as well as the judgment of the Affiliated Executives of the Parent Company. For additional information see “The Company’s Business – Management Services from the Parent Company” for conflicts relating to the payments between the Parent Company and GolfSuites.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Offering Circular.

Overview

GolfSuites 1, Inc. owns, leases and operates golf driving range entertainment centers in the United States. The entertainment centers aim to provide next generation hospitality and dining venues, high tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2021, the company owns 100% of GolfSuites Tulsa, LLC and 100% of GolfSuites Lubbock, LLC. The Tulsa Facility was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. The Lubbock Facility was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered By GolfSuites brand, and will change to usage of the GolfSuites brand later in 2022. The company began recording revenues for the Lubbock Facility in August 2020. The financial statements include the operations of GolfSuites Tulsa for 2020 and 2021 and GolfSuites Lubbock since the acquisition date of mid-August 2020; however, minority interest in the loss related to GolfSuites Lubbock, LLC has been reflected in the financial statements of the company due to GolfSuites Lubbock’s partial ownership of the Lubbock facility from mid-August through mid-November 2020, when it took over 100% ownership.

On March 16, 2021, GS 1 formed GolfSuites Baton Rouge, LLC (“Baton Rouge”), a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. This site will be developed at an estimated total cost of $1,500,000. Upon completion it will operate as a 40-bay facility offering the same services as Tulsa and Lubbock. The expected completion of development and opening of Baton Rouge is the end of Q2 2022. Funding for this site is being provided by GS 1’s Regulation A share sales, private equity investment, advances from the Parent Company, and positive operating cash flows from existing operations. Minority interest in the loss of Baton Rouge has been reflected in the attached statements due to the allocation of the entire 2021 loss to the private equity investor. As of December 31, 2021, the private equity investor has invested $400,000 of his total commitment of $600,000.

To date, revenues have come from the following activities:

●	Suite rentals.

●	Food and beverage sales.

●	Coaching and instruction services.

●	Individual and corporate membership sales.

●	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognizes the revenue when the sale is made.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

The company was incorporated on October 25, 2018.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For the year ended December 31, 2021, (“Fiscal 2021”) the company had $8,853,965 in revenues compared to the year ended December 31, 2020 (“Fiscal 2020”) the company had $4,547,636 a $4,306,329 increase (or 95%) increase. The increase in revenues is attributable to:

•	a full year ownership of the both Lubbock and Tulsa Facilities;
•	the change in restrictions related to capacity constraints and public large-crowd-gatherings which were largely in place throughout 2020 but did not expire until March 2021, which led to an increase in group and corporate sales; and
•	an expanded offering of food and beverages.

The company’s cost of revenues increased by $435,937 (or 54%) to $1,246,701 in Fiscal 2021 from $810,764 in Fiscal 2020 primarily due to the acquisition of the Lubbock Facility. Our gross profits increased to $7,607,264 from $3,736,872 for Fiscal 2021 and Fiscal 2020, respectively, by $3,870,392 (or 104%). Our gross margins increased to 86% from 82%, driven by increased efficiencies in purchasing food and beverages and improved sales performance incentives for employees.

Total operating expenses for the year ended December 31, 2021 increased to $6,427,854 from $3,778,474 for the year ended December 31, 2020, an increase of 2,649,380 (70%). The acquisition of the Lubbock Facility accounted for approximately $1,817,000 of the Fiscal 2021 operating expenses.

The primary drivers of the increase were:

•	An increase of $1,157,707 in employee related costs (including salaries, employees and taxes) due to related to the labor costs associated with the Lubbock acquisition; and
•	An increase of $297,687 in equipment and repairs and gaming and software costs due to the additional expenses from the Lubbock acquisition. This expense is largely comprised of net repairs and gaming software licenses.

Income from Covid 19 relief programs amounted to $1,404,856 for Fiscal 2021 compared to $893,400 for Fiscal 2020. The Covid 19 relief programs included: (i) PPP loan forgiveness in the amount of $1,073,100 for Fiscal 2021 compared to $893,400 for Fiscal 2020 and an (ii) Employee retention credit in the amount of $331,756 for Fiscal 2021. The employee retention credit was not available in Fiscal 2020.

Other income (expense) includes depreciation and amortization, interest expense, management fees to Parent Company, Regulation A share sale costs, and other income. Notably, depreciation and amortization increased $798,403 to $1,104,196 for Fiscal 2021 compared to $395,793 for Fiscal 2020. Interest expenses increased $383,445 to $644,222 for Fiscal 2021 compared to $260,777 for Fiscal 2020. For the first time, the company paid a management fee to the Parent Company in the amount of $667,036 for Fiscal 2021. Regulation A share sale costs increased $69,804 from $915,938 for Fiscal 2020 compared to $$985,742 for Fiscal 2021.

As a result of the foregoing, the company generated a net loss for Fiscal 2021 in the amount of $697,690 compared to a net loss for Fiscal 2020 in the amount of $684,513.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2021	2020	$ Change
Net cash (used in) provided by operating activities	$382,166	$531,770	$(149,604)
Net cash (used in) provided by investing activities	$(2,215,996)	$(1,552,832)	$(663,164)
Net cash provided by financing activities	$1,969,455	$1,526,715	$442,740

Cash provided by operating activities for the year ended December 31, 2021 was $382,166 as compared to cash provided by $531,770 in 2020. The decrease in cash provided by operating activities in 2021 was primarily due to the company having used $853,543 more in account receivable and accounts payable and accrued expenses in 2021 as compared to 2020 as 2021 reflected the employee retention credit, which was paid in 2022, and cash used to pay down prior expenses. However, the company also was provided $708,403 in 2021 related to depreciation in amortization costs due to the acquisition of the Lubbock Facility.

Cash used in investing activities for the year ended December 31, 2021 was $2,215,996, as compared to cash used by investing activities of $1,552,832 in 2020. In 2021, the company used $1,549,782 for the purchase of property and equipment related to ongoing costs for the Tulsa and Lubbock Facilities and $666,214 for capitalized development costs primarily related to the Baton Rouge Facility, while in 2020 the company used $1,550,517 for the acquisition of operating golf entities primarily related to the acquisition of Lubbock Facility.

Cash provided by financing activities was $1,969,455 for the year ended December 31, 2021, as compared to $1,526,715 in 2020. During 2021, we received $2,126,084 from the sale of Preferred Stock of $2,126,084 and $400,000 from the sale of the minority interest in the Baton Rouge Facility, while in 2020 we received $923,239 from the sale of Preferred Stock and $331,000 from proceeds from notes payable. Our shareholder and related party advances, net was $271,619 in 2021 compared with $1,278,694 in 2020. For principal payments on mortgages, equipment loans and leases, the company was provided $142,462 in 2021, which included the lease for the Baton Rouge Facility, compared with using $163,739 in 2020.

As of December 31, 2021, the company has cash and cash equivalents of $674,144. Since inception, our activities have been funded from our revenues, cash advances from its current parent entity and management as well as funds raised in the company’s offerings under Regulation A.

.

Since taking over the operations for the Lubbock Facility and the Tulsa Facility, the company has also been relying on revenues from those facilities and anticipates receiving revenues from the Baton Rouge Facility once it is operational. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Tulsa Facility and the Lubbock Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company launched a Regulation A offering in May 2019, which terminated in May 2020. The total amount raised in the offering was approximately $1,334,218. The company has since launched a second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706.

Indebtedness

Advances from the Parent Company and its Shareholders

●	The company has received working capital to cover expenses and costs while preparing for the securities offering from the Parent Company. The balance of those advances at December 31, 2021 and December 31, 2020 was $2,143,058 and $1,691,239. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists of note. The agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm’s-length arrangements.

●	The company received advances from four shareholders of the Parent Company. The balance of these parent entity shareholder advances totaled $933,317 and 1,113,517 as of December 31, 2021 and December 31, 2020 respectively. These balances are recorded as liabilities of the company. These notes payable relate to the Lubbock Facility mortgage financing bear annual accruing interest rate of 12%. The notes were 90 day notes and the Company and the shareholders have yet to formalize the extension of the notes. The agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm’s-length arrangements. These balances are recorded as liabilities of the company.

Lease Obligations

●	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4% and a lease ended date of October 31, 2038. As of December 31, 2021, the company recorded $6,748,912 in liabilities for this mortgage; the mortgage was secured by a third party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 20 year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5 year options for renewal.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5 year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023.

●	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow. The Tulsa Lease is included as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

o	On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020. The Lease Amendment Agreement is filed as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

o	On July 6, 2020, the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of December 31, 2021, the outstanding principal and accrued interested on the loan was $147,580.

●	Baton Rouge Facility

o	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021.

●	Unsecured Note Payable

o	The company also has $131,000 in an unsecured note payable. This is recorded as a current liability.

●	Paycheck Protection Program

o	GolfSuites Tulsa and the GolfSuites Lubbock obtained Paycheck Protection Program (“PPP”) loans pursuant to two rounds of government loan funding. The first PPP loans were funded in 2020 and forgiven in Q1 2021, prior to the issuance of the 2020 consolidated financial statements. Therefore, forgiveness of these loans was reflected in the consolidated financial statements for 2020.

o	The second of the PPP loans were funded in Q1 2021. The company received official notice of forgiveness of these loans in the summer of 2021, forgiveness of these loans is reflected in the 2021 consolidated financial statements. GolfSuites Tulsa received $665,000 under this second PPP loan. The lender is First Oklahoma Bank. GolfSuites Lubbock received $408,100 under this second PPP.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

COVID-19 pandemic has had an impact on the company’s plans and the operation of its facilities. For instance, while social distancing is still required, the Tulsa Facility and the Lubbock Facility have to limit the number of potential customers and limit their ability to function at capacity. However, due to the open air nature of our facilities, the limitations have been less restrictive than other sporting and entertainment facilities. To date, there have been limited restrictions on construction, so the company has been able to continue the rebranding of the Tulsa Facility and plan for the rebranding of the Lubbock Facility. In addition, the opening of the Baton Rouge Facility has been delayed due to the COVID-19 pandemic, we anticipate opening the facility in Q2 2022.

Since December 31, 2021:

●	Upon termination of the Regulation A Offering in February 2022, GolfSuites 1 sold a total of $3,391,706 of Preferred Stock, pursuant to the Regulation A offering.

●	On August 16, 2021 GolfSuites Baton Rouge, the company and Shelchar Challa (the “Purchaser”) entered into an Membership Interest Purchase Agreement (the “MIP Agreement”). Pursuant to this MIP Agreement, the Purchaser intends to contribute $600,000 as an initial capital contribution. As of February 28, 2022, GolfSuites Baton Rouge has received the full $600,000. Under this agreement, the Purchaser will share in the profits of the Baton Rouge Facility.

Plan of Operation

Milestones to achieve over the next 12 months

Over the course of the next twelve months the company intends to do the following:

●	Acquire for lease or purchase 3 additional facilities of varying size.

●	Begin sourcing facilities to build from the ground up.

Goals for current facilities over the next 12 months

The company intends to do the following as it relates to the Lubbock Facility and the Baton Rogue Facility:

●	Complete the rebranding of the Lubbock Facility by the end of Q4 2022.

●	Open the Baton Rogue Facility by the end of Q2 2022.

Goals for future facilities over the course of the next 12 months:

Upon completion of this offering, the company intends to fund operations with the proceeds from this offering to advance the purchase or lease of sites related to the development of new single-story facilities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the officers and directors of the company.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	CEO, Director, Secretary, Treasurer	GolfSuites 1, Inc.	72	March 14, 2019

The table below sets forth the officers and directors of the Parent Company.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer and Secretary	GolfSuites, Inc.	72	November 8, 2018
Nicholas Flanagan	President, Chief Operating Officer	GolfSuites, Inc.	56	July 1, 2019
Scott McCurry	VP Operations	GolfSuites, Inc.	54

David A. Morris III	Consulting CFO	GolfSuites, Inc.	63	November 8, 2018
Michael Zylstra	VP, Chief Administrative Officer	GolfSuites, Inc.	56	July 1, 2019
Ann England	VP, Human Resources	GolfSuites, Inc.	51	October 15, 2021

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the Chairman and Chief Executive Officer of the Parent Company since November 2018 and GolfSuites since March 2019. Jerry also serves as the Chairman and Chief Executive Officer of ERC Communities, Inc., since March 2011. Jerry has a total of 35 years of experience in real estate ownership, management and financing of multi-family properties, management of over $750 million in debt and equity financing. Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Nicholas Flanagan

Nick Flanagan is the Chief Operating Officer of the Parent Company since July 1, 2019.  Nick is a 30 year veteran of major restaurant and retail branded companies. From 1989 to 2004 he served in various roles with Steak & Ale Restaurant Corp.  From 2004 to June 2019 Nick served in various roles at Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”). Nick’s most recent role at Cracker Barrel was Senior Vice President of Restaurant & Retail Operations.  While in this role, he served on the company’s executive team. Nick graduated from the University of Central Florida in 1989 with a Bachelor of Business Administration degree.

Scott McCurry

Scott McCurry has been the Vice President of Operations for the company since September 1, 2019. Scott is an operations executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed from September 2017 to September 2019, helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience.  Prior to K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that Scott was their Director of Operations, a position he held since July 2012.  At Topgolf, Scott helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

Ann England

Ann England is Vice-President of Human Resources, Organizational Development, and Employee Training since October 2021. Ann joins the Parent Company with over 30 years in the foodservice industry, including nearly 20 years in Human Resources, Organizational Development and Employee Training. From 1992 to October 2021, she served at Cracker Barrell in various roles, including Manager of Internal Communications and Guest Relations for 6 years and Director of Operational Strategy for the last 3 years there. In addition to her HR experience, Ann has led internal corporate communications, guest relations, strategic projects, and operational strategy. She is a graduate of Middle Tennessee State University.

David A. Morris III

David Morris is the Consulting Chief Financial Officer of the Parent Company since November 2018. David is also the Consulting Chief Financial Officer at ERC Communities, Inc., since March 2011 until present. David has over 30 years of experience in finance and financial forensics. During his tenure at GolfSuites, David oversees the following:

●	tax planning,

●	compliance,

●	accounting,

●	audit,

●	forecasts and

●	investment analysis.

David’s’ career has included the Vice-Presidency of Finance at Belz Enterprises, a large real estate development and management company.  David graduated from the University of Wisconsin, La Crosse, in 1980 and is a Tennessee-licensed CPA.

Michael Zylstra

Michael Zylstra is the Chief Administrative Officer of the Parent Company since July 1, 2019.  From 1992 until 2017 Michael has worked extensively in the restaurant and retail industry with Cracker Barrel. In his most recent role at Cracker Barrel Michael served as VP, General Counsel & Corporate Secretary.  Michael graduated from the University of Western Ontario in 1988 and from Cumberland School of Law at Samford University in 1991.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, the company did not pay its sole director in his capacity as director or its sole officer, in his capacity as CEO, secretary or treasurer.

In the future, the company will have to pay additional officers, directors and other employees, which will impact the company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The company may choose to establish an equity compensation plan for its management and other employees in the future. Further, as the company grows, the company intends to add other executives, including but not limited to, a General Manager, a Food and Beverage Manager and a Golf Manager.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 14, 2022, GolfSuites voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	GolfSuites, Inc. 2738 Falkenburg Road South, Riverview, FL 33578	18,000,000	N/A	100%

There are currently no outstanding shares of the company’s Class A Common Stock and 687,489 shares outstanding of the company’s Preferred Stock.

The following table sets out, as of April 14, 2022 the Parent Company’s voting securities that are owned by the company’s executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Gerald Ellenburg	215,000,000	N/A	22.83%
	Nicholas Flanagan	191,000,000	N/A	20.28%
	Michael & Gina Zylstra	119,375,000	N/A	12.68%
	Michael J. Reiner & Associations, LP	95,500,000	N/A	10.14%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o GolfSuites, Inc. 2738 Falkenburg Road South, Riverview, FL 33578.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Relationship with the Parent Company

The company has received working capital to cover expenses and costs while preparing for the securities offering from the Parent Company. The balance of those advances at December 31, 2021 and December 31, 2020 was $2,143,058 and $1,691,239. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists of note. The agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm’s-length arrangements.

In addition, the company has received advances from shareholders of the Parent Company. The balance of these Parent Company shareholder advances at December 31, 2021 and December 31, 2020 was $933,317 and 1,113,517. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists of note. The agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm’s-length arrangements.

The company has issued 18,000,000 shares of Class B Common Stock to the Parent Company, at par, in exchange for $180.

Management Services Agreement

The company has entered into a Management Services Agreement with the Parent Company. Pursuant to this agreement, the Parent Company will license all intellectual property and business concepts and design necessary for GolfSuites to conduct its business and under the direction of our Board of Directors, the Parent Company is to provide services to GolfSuites including: Supervision the operations of GolfSuites, and Management all necessary negotiations relating to the business, personnel, etc. In return for the aforementioned services GolfSuites agrees to pay the Parent Company a monthly management fee:

●	Operational facilities: 4% of gross operating revenues

●	Facilities that are not operational: 3% of all In-Development Costs

The initial term of the agreement is for ten years. Upon expiration of the agreement it shall automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. see “The Company’s Business – Management Services from GolfSuites.

Relationship with ERC Communities, Inc.

Some of the parties involved with the operation and management of the company, including Gerald Ellenburg, and David Morris, have other relationships that may create disincentives to act in the best interest of the company and its investors. These parties are also involved with ERC Communities, Inc. and its subsidiaries in similar capacities. These conflicts may inhibit or interfere with the sound and profitable operation of the company. See “Risk Factors — Risks Related to Certain Conflicts of Interest.”

SECURITIES BEING OFFERED

GolfSuites is offering Preferred Stock in this offering. The Preferred Stock may be converted into the Common Stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering. As such, the company is qualifying up to 2,000,000 shares of Preferred Stock and up to 2,000,000 shares of Class A Common Stock under this Offering Statement, of which this Offering Circular is part.

GolfSuites authorized capital stock consists of 200,000,000 shares of capital stock, of which 150,000,000 shares are designated Common Stock (the “Common Stock”), at $0.00001 par value, of which 132,000,000 shares are Class A Common Stock (“Class A Common Stock”) and 18,000,000 shares are Class B Common Stock (“Class B Common Stock”) and 50,000,000 shares of Preferred Stock, at $0.00001 par value, of which 10,000,000 shares are Class A Preferred Stock (the “Preferred Stock” or “Class A Preferred Stock”). Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that each holder of Class B Common Stock is entitled to 5 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock. The company may issue fractions of shares.

The following is a summary of the rights of GolfSuites capital stock as provided in its Certificate of Amendment to the Certificate of Incorporation, Certificate of Incorporation, Certificate of Designations, and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

For a complete description of GolfSuites capital stock, you should refer to its Certificate of Amendment to the Certificate of Incorporation, Certificate of Incorporation, Certificate of Designations and Bylaws, and applicable provisions of the Delaware General Corporation Law.

Class A Common Stock

Voting Rights.

Each holder of GolfSuites Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock and Class A Preferred Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of GolfSuites.

Class B Common Stock

Voting Rights.

Each holder of GolfSuites Class B Common Stock is entitled to five votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock and Class A Preferred Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of GolfSuites.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to GolfSuites.

All Classes of Common Stock

Dividends.

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Class A Preferred Stock), shareholders of GolfSuites Class A Common Stock and Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. Any dividends in excess of dividends payable to holders of the Class A Preferred Stock, will be paid ratably among the holders of Class A Common Stock, Class B Common Stock and Class A Preferred Stock on an as-converted basis. GolfSuites has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future on its Common Stock.

Liquidation Rights.

In the event of GolfSuites liquidation, dissolution or winding up, holders of GolfSuites Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of GolfSuites debts and other liabilities and the satisfaction of any liquidation preference granted to holders of Class A Preferred Stock; however if the amount that the holders of Class A Preferred Stock would receive based on the pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an “as converted to Common Stock” basis is greater than the then applicable liquidation preference available to Class A Preferred Stock, the holders of Class A Preferred Stock, Class A Common Stock and Class B Common Stock will receive that amount.

Other Rights.

Holders of GolfSuites Class A and Class B Common Stock have no preemptive, subscription or other rights, and there is no redemption or sinking fund provisions applicable to GolfSuites Class A or Class B Common Stock.

Preferred Stock

Voting Rights

Each holder of GolfSuites Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Preferred Stock at all times shall vote together with holders of the Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of GolfSuites.

Dividends

Each share of Preferred Stock is entitled to cumulative dividends which shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 8% per annum on the sum of the invested amount sum plus all unpaid accrued and accumulated dividends thereon. The dividends will be paid monthly

In the event the company declares a dividend distribution to the Common Stockholders, all Preferred Stockholders will receive their pro rata share.

Liquidation preference

In the event of a liquidation, investors will be entitled to receive the greater of their total investment amount in the shares of Preferred Stock and any accrued and unpaid dividends or their pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an “as converted to Common Stock” basis.

Conversion

The Preferred Stock is convertible into the Class A Common Stock of the company as provided by Section 5 of the Certificate of Designations. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Class A Common Stock determined by dividing the Conversion Price (defined therein), as adjusted for any accrued and unpaid dividends, by the original purchase price. The Conversion Price is the original purchase price, adjusted from time to time as described below under “Anti-Dilution Rights”.

Holders of the Preferred Stock may convert their shares of Preferred Stock into Common Stock in their sole discretion. In the event of a Qualified Public Offering, as defined in the Certificate of Designations conversion of the Preferred Stock is mandatory.

Anti-Dilution Rights

Holders of Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Class A Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Certificate of Designations.

These terms generally provide that if the company issues certain additional shares of Common Stock (as detailed in the Certificate of Designations) without consideration or for a consideration per share less than the Conversion Price, in effect on the date of and immediately prior to such issue, then, the Conversion Price will be reduced. The new Conversion Price will be the amount equal to the quotient obtained by dividing the (i) the sum of (A) the number of shares of Common Stock deemed outstanding prior to such issuance (as determined on an as-converted basis) times the Conversion Price then in effect with (B) the consideration, if any, from that issuances by (ii) the sum of (A) the number of shares of Common Stock deemed outstanding prior to such issuance (a determined on an as-converted basis) plus the number of such additional shares of Common Stock so issued.

Other Rights

Holders of GolfSuites Preferred Stock have no preemptive, subscription or other rights, and there is no redemption or sinking fund provisions applicable to its’ Preferred Stock.

All Classes of Stock

Forum Selection Provisions

Article VII of the Certificate of Incorporation contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of GolfSuites Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of amendment to the certificate of incorporation, the certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.  These sections shall not apply to actions arising under the federal securities laws.

Section 6 of the subscription agreement (which appears as an exhibit to the Offering Statement of which this Offering Circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Jury Trial Waiver

The Court of Chancery in the State of Delaware is a non-jury trial court. The parties in any lawsuits where the forum selection provisions are applicable will not be entitled to a jury.

Moreover, holders of Shares of Class A Preferred Stock as well as holders of Class A Common Stock converted from Class A Preferred Stock will be bound by the subscription agreement, which provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Tax Treatment of Dividends

The 8% dividends will likely be treated as a corporate distribution on equity. Corporate distributions on equity are not deductible to the corporation but are generally taxable to the shareholder, subject to various exceptions and limitations. The distributions made pursuant to the Preferred Stock dividend provisions will be taxable as dividends to shareholders only to the extent of current and accumulated earnings and profits.  To the extent the company does not have current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the shareholder’s adjusted basis. If distributions still exceed the amount of adjusted basis, such excess would be considered as capital gains income to the shareholder, who will generally be subject to federal (and possibly state) income tax on such gains at a rate that depends upon the shareholder’s holding period with respect to the shares in question, among other factors. Since the tax treatment of any distributions may vary according to the financial performance of the company, as well as the particular circumstances of the investor, investors should consult their own tax advisers, and should further not assume that the distributions will be subject to the same tax treatment from year to year.

These amounts will be reported to shareholders on Form 1099-DIV each year as part of their investment reporting package.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The company will be required to make annual and semi-annual filings with the SEC. The company will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. The company will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

The company may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

50

FINANCIAL STATEMENTS

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

April 1, 2022

To:      Board of Directors, GolfSuites 1, Inc.

Re:      2021 Consolidated Financial Statement audit

We have audited the accompanying consolidated financial statements of GolfSuites 1, Inc. and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the calendar year periods ended 2021 and 2020, and the related notes to such consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar years thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC Aurora, Colorado

April 1, 2022

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2021 and 2020

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2021 and 2020

See accompanying Independent Auditor's report

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$674,144	$538,519
Accounts receivable	386,581	64,434
Inventory	105,856	88,286
Prepaid expenses	24,223	1,713
Total current assets	1,190,804	692,952
Property, plant and equipment, net
Land and building improvements	6,867,239	6,867,239
Furniture, fixtures and equipment	3,742,864	3,524,920
Construction in progress	650,241	-
Accumulated depreciation	(2,630,573)	(1,917,002)
Property, plant and equipment, net	8,629,771	8,475,157
Right of use assets, net of accumulated amortization	8,896,265	8,605,293
Other assets
Capitalized development costs	666,214	-
Other assets	44,865	43,087
Goodwill	1,749,255	1,749,255
Total other assets	2,460,334	1,792,342
TOTAL ASSETS	$21,177,174	$19,565,744

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$852,030	$396,853
Lease liabilities, current portion	201,506	180,113
Accounts payable and accrued expenses	754,375	1,283,826
EIDL loans payable	298,900	149,900
Total current liabilities	2,106,811	2,010,692
Non-current liabilities
Notes payable, long-term portion	6,044,462	6,862,858
Lease liabilities, long-term portion	8,954,141	8,469,853
Advances from sharholders of Golfsuites, Inc. (parent company)	933,317	1,113,517
Advances from GolfSuites, Inc. (parent company)	2,143,058	1,691,239
Total non-current liabilities	18,074,978	18,137,467
TOTAL LIABILITIES	20,181,789	20,148,159
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	283,374	-
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, no shares issued and outstanding	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180
Preferred stock, Class A: 10,000,000 shares authorized, 540,503 and 274,742 shares issued and outstanding, respectively	3,430,618	1,304,534
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-
Retained earnings	(2,718,787)	(1,887,129)
TOTAL EQUITY	712,011	(582,415)
TOTAL LIABILITIES AND EQUITY	$21,177,174	$19,565,744

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Years Ended December 31, 2021 and 2020

See accompanying Independent Auditor's report

	2021	2020
Revenues	$8,853,965	$4,547,636
Cost of revenues	1,246,701	810,764
Gross profit	7,607,264	3,736,872
Operating expenses
Advertising and marketing	42,078	52,674
Salaries - operational	3,083,564	2,276,931
Employee benefits and taxes	576,154	225,080
Property lease and affiliated costs	90,550	56,872
Equipment and repairs	177,893	78,027
Gaming, software and license fees	315,060	117,239
Utilities and telephone	369,384	152,486
Credit card fees	240,301	65,210
Insurance	310,950	115,548
Professional fees	232,397	62,129
Property and local taxes	387,946	71,853
Other selling, general and administrative	601,577	504,425
Total operating expenses	6,427,854	3,778,474
Net operating profit (loss)	1,179,410	(41,602)
Income from Covid 19 relief programs
PPP loan forgiveness	1,073,100	893,400
Employee retention credit	331,756	-
Total Covid 19 relief programs	1,404,856	893,400
Net income before other income (expense)	2,584,266	851,798
Other income (expense)
Depreciation and amortization	(1,104,196)	(395,793)
Interest expense	(644,222)	(260,777)
Management fees to GolfSuites, Inc. (parent company)	(667,036)	-
Reg A share sale costs	(985,742)	(915,938)
Other income	2,613	2,418
Net other expense	(3,398,583)	(1,570,090)
Net loss before minority interest	(814,317)	(718,292)
Minority interest share of subsidiary loss	116,627	33,779
Net loss	$(697,690)	$(684,513)
Basic loss per common share	$(0.03876)	$(0.03803)
Diluted loss per common share	$(0.03798)	$(0.03766)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

See accompanying Independent Auditor's report

	Class A		Class B		Class A		Other		Retained Earnings,	Total
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Net of	Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Dividends	Equity
Balance as of December 31, 2019	-	$-	18,000,000	$180	74,038	$381,295	-	$-	$(1,126,175)	$(744,700)
Share issuance	-	-	-	-	200,704	923,239	-	-	-	923,239
Net loss	-	-	-	-	-	-	-	-	(684,513)	(684,513)
Dividends	-	-	-	-	-	-	-	-	(76,441)	(76,441)
Balance as of December 31, 2020	-	-	18,000,000	180	274,742	1,304,534	-	-	(1,887,129)	(582,415)
Share issuance	-	-	-	-	265,761	2,126,084	-	-	-	2,126,084
Net income	-	-	-	-	-	-	-	-	(697,690)	(697,690)
Dividends	-	-	-	-	-	-	-	-	(133,968)	(133,968)
Balance as of December 31, 2021	-	$-	18,000,000	$180	540,503	$3,430,618	-	$-	$(2,718,787)	$712,011

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2021 and 2020

See accompanying Independent Auditor's report

	2021	2020
Cash Flows from Operating Activities
Net loss	$(697,690)	$(684,513)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest share of income (loss)	(116,627)	(33,779)
Depreciation and amortization	1,104,196	395,793
Changes in operating assets and liabilities
Accounts receivable	(322,147)	(26,935)
Inventory	(17,570)	(53,286)
Prepaid expenses	(22,510)	295
Accounts payable and accrued expenses	(529,450)	28,881
Other assets	(1,778)	(10,624)
Reg A and Reg D share sale costs	985,742	915,938
Net cash provided by operating activities	382,166	531,770

Cash Flows from Investing Activities
Acquisition of operating golf entities	-	(1,550,517)
Purchase of property and equipment	(1,549,782)	(2,315)
Capitalized development costs	(666,214)	-
Net cash used in investing activities	(2,215,996)	(1,552,832)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-
Proceeds from issuance of preferred stock	2,126,084	923,239
Proceeds from minority interest investor in subsidiary	400,000	-
Proceeds from PPP and EIDL loans, net of forgiveness	149,000	149,900
Proceeds from notes payable	-	331,000
Proceeds net of principal payments on mortgages, equipment loans and leases	142,462	(163,739)
Shareholder and related party advances, net	271,619	1,278,694
Dividend payments	(133,968)	(76,441)
Reg A and Reg D share sale costs	(985,742)	(915,938)
Net cash provided by financing activities	1,969,455	1,526,715
Net Change In Cash and Cash Equivalents	135,625	505,653
Cash and Cash Equivalents, Beginning of Period	538,519	32,866
Cash and Cash Equivalents, End of Period	$674,144	$538,519

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and 2020

See accompanying Independent Auditor's report

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company will operate under the brand GOLFSUITES. The Company will oversee the acquisition of land, zoning, entitlement, design, construction and operation of the planned facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and 100% of GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. Lubbock was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered By GolfSuites brand, and will change to usage of the GolfSuites brand later in 2022. The attached statement of operations includes the operations of Tulsa for 2021 and 2020, and Lubbock since the acquisition date in mid-August 2020. Minority interest in the 2020 loss of Lubbock has been reflected in the attached statements due to GS 1’s partial ownership of Lubbock from mid-August through mid-November 2020, when it took over 100% ownership.

On March 16, 2021 GS 1 formed GolfSuites Baton Rouge, LLC (“Baton Rouge”), a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. This site will be developed at an estimated total cost of

$1,500,000. Upon completion it will operate as a 40-bay facility offering the same services as Tulsa and Lubbock. The expected completion of development and opening of Baton Rouge is early spring of 2022. Funding for this site is being provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc. (“GolfSuites”) (parent company), and positive operating cash flows from existing operations. Minority interest in the loss of Baton Rouge has been reflected in the attached statements due to the allocation of the entire 2021 loss to the private equity investor. As of December 31, 2021, the private equity investor has invested $400,000 of his total commitment of $600,000.

Securities Offering

On January 8, 2021 the Company re-filed its Reg A offering. The company was qualified by the Securities and Exchange Commission (“SEC”) on February 18, 2021 and began selling the securities. The Company engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of December 31, 2021 and 2020, GS 1’s consolidated cash balances totaled $674,144 and $538,519, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of December 31, 2021, accounts receivable includes $331,756 related to Employee Retention Credits – see Note 9 for additional details.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the years ended December 31, 2021 and 2020 totaled $713,571 and $258,670, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, net property, plant and equipment consisted of the following:

	2021	2020
By Asset Category:
Land and building improvements	$6,867,239	$6,867,239
Furniture, fixtures and equipment	3,742,864	3,524,920
Construction in progress	650,241	-
Acumulated depreciation	(2,630,573)	(1,917,002)
Total	$8,629,771	$8,475,157
Net Book Value By Entity:
Tulsa	$624,764	$534,946
Lubbock	7,354,766	7,940,211
Baton Rouge	650,241	-
Total	$8,629,771	$8,475,157

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites. These costs totaled $666,214 as of December 31, 2021 and are not amortized for GAAP purposes.

Goodwill

The Company has recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for 2021 or 2020. Following is a summary of the Goodwill values for Tulsa and Lubbock.

	Tulsa	Lubbock	Total
Acquisition cost	$1,019,878	$1,550,517	$2,570,395
Value of assets and liabilities acquired	160,118	661,022	821,140
Goodwill	$859,760	$889,495	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GolfSuites and GS 1, fees for development and management of assets are due and paid from GS 1 to GolfSuites. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GolfSuites, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations – Other income (expense). Development fees are reflected on the Consolidated Balance Sheet of GS 1.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected $2,126,084 in preferred share sales in 2021. The Company paid $985,742 in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares, accounting for an approximate 46.4% cost ratio. Accounting for approximately $150,000 of costs incurred in the current year for prior years’ share sales, the adjusted cost ratio approximates 39.3%.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016- 02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities became effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections,

(iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of December 31, 2021 and 2020.

		2021	2020
Tulsa equipment financing	Current	$38,450	$25,000
	Long-term	109,130	167,330
	Total	147,580	192,330
Lubbock mortgage financing	Current	813,580	240,853
	Long-term	5,935,332	6,695,528
	Total	6,748,912	6,936,381
GS 1 unsecured note payable	Current	-	131,000
	Long-term	-	-
	Total	-	131,000
Total	Current	852,030	396,853
	Long-term	6,044,462	6,862,858
	Total	$6,896,492	$7,259,711

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Tulsa, Lubbock and Baton Rouge lease land and/or buildings for each of the facilities. In accordance with generally accepted accounting principles, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

No payments were required under the Tulsa lease until August 2020. Therefore, no amortization or interest was recorded until lease payments began in August 2020, by mutual agreement of the lessor and Tulsa. Lubbock assumed the lease, of land that began prior to acquisition, on August 19, 2020. The present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton

Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa, Lubbock and Baton Rouge. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the capitalized leases as of December 31, 2021.

	Tulsa	Lubbock	Baton Rouge	Total
Lease end date	07/31/2050	10/31/2038	02/29/2036
Monthly payment	$30,000	$13,525	$2,500	$46,025
Scheduled monthly payment increase	n/a	2% / year on November 1	Increase to $3,300 at 3/1/2022 and to $5,000 at 3/1/2023; then 10% for each Renewal
Asset value at inception or acquisition date	$6,304,783	$2,437,633	$673,068	$9,415,484
Accumulated amortization	(297,725)	(184,101)	(37,393)	(519,219)
Right of use asset, net at December 31, 2021	$6,007,058	$2,253,532	$635,675	$8,896,265

Principal portion lease obligation payments by year:

2022	$117,102	$73,668	$10,736	$201,506
2023	121,871	80,053	30,088	232,012
2024	126,838	86,765	34,836	248,439
2025	132,006	93,820	36,254	262,080
2026	137,383	101,233	42,807	281,423
Thereafter	5,490,549	1,908,565	531,073	7,930,187
Total	$6,125,749	$2,344,104	$685,794	$9,155,647
Total land and building lease payments by year:
2022	$360,000	$166,100	$38,000	$564,100
2023	360,000	169,422	56,600	586,022
2024	360,000	172,811	60,000	592,811
2025	360,000	176,267	60,000	596,267
2026	360,000	179,792	65,000	604,792
Five year total	$1,800,000	$864,392	$279,600	$2,943,992

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or founders.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of December 31, 2021 there are no issued or outstanding shares of Class A common stock, and all Class B common stock is issued, outstanding, and held by GolfSuites, the Company’s parent company. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of December 31, 2021, 540,503 shares of Class A preferred stock have been issued and outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at December 31, 2021 and 2020 totaled $2,143,058 and $1,691,239, respectively. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $933,317 and $1,113,517, respectively as of December 31, 2021 and 2020. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

PPP Loan Forgiveness

Tulsa and Lubbock obtained PPP loans under each of the two rounds of government loan funding. The first PPP loans were funded in 2020 and forgiven in the first quarter of 2021, prior to the issuance of the 2020 consolidated financial statements. Therefore, forgiveness of these loans was reflected in the consolidated financial statements for 2020. The second round of PPP loans were funded in the first quarter of 2021. The Company received official notice of the forgiveness of these loans in the summer of 2021; forgiveness of the loans is reflected in the 2021 consolidated financial statements. Following is a summary of the PPP loan forgiveness recognized by Tulsa and Lubbock.

	Tulsa	Lubbock	Total
PPP Loan 1 - Recorded in 2020	$475,000	$418,400	$893,400
PPP Loan 2 - Recorded in 2021	665,000	408,100	1,073,100
Total	$1,140,000	$826,500	$1,966,500

Employee Retention Credits

In addition to PPP loans, Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for the first quarter of 2021. Claims for refund have been filed with the IRS for Tulsa and Lubbock and those refunds are expected to be received in the second or third quarter of 2022. Following is a summary of the income recognized for employee retention credits which are also included in accounts receivable at December 31, 2021.

Tulsa	$190,927

Lubbock	140,829

Total	$331,756

F-13

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 11 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued. Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of December 31, 2021.

F-14

GolfSuites 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of December 31, 2021 and 2020

	GolfSuites 1,	GolfSuites	GolfSuites	GolfSuites Baton Rouge,			Consolidated
	Inc.	Tulsa, LLC	Lubbock,	LLC	Combined	Eliminations	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$7,410	$170,166	$364,924	$131,644	$674,144	$-	$674,144	$538,519
Accounts receivable	1,700	212,405	172,476	-	386,581	-	386,581	64,434
Inventory	-	56,436	49,420	-	105,856	-	105,856	88,286
Prepaid expenses	-	19,223	-	5,000	24,223	-	24,223	1,713
Total current assets	9,110	458,230	586,820	136,644	1,190,804	-	1,190,804	692,952
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	-	6,867,239	-	6,867,239	6,867,239
Furniture, fixtures and equipment	-	650,377	3,092,487	-	3,742,864	-	3,742,864	3,524,920
Construction in progress	-	-	-	650,241	650,241	-	650,241	-
Accumulated depreciation	-	(201,313)	(2,429,260)	-	(2,630,573)	-	(2,630,573)	(1,917,002)
Property, plant and equipment, net	-	624,764	7,354,766	650,241	8,629,771	-	8,629,771	8,475,157
Right of use assets, net of accumulated amortization	-	6,007,058	2,253,532	635,675	8,896,265	-	8,896,265	8,605,293
Other assets
Investment in subsidiaries	4,080,542	-	-	-	4,080,542	(4,080,542)	-	-
Capitalized development costs	666,214	-	-	-	666,214	-	666,214	-
Other assets	-	25,000	19,865	-	44,865	-	44,865	43,087
Intercompany advances	(967,480)	532,224	435,256	-	-	-	-	-
Goodwill	-	859,760	889,495	-	1,749,255	-	1,749,255	1,749,255
Total other assets	3,779,276	1,416,984	1,344,616	-	6,540,876	(4,080,542)	2,460,334	1,792,342
TOTAL ASSETS	$3,788,386	$8,507,036	$11,539,734	$1,422,560	$25,257,716	$(4,080,542)	$21,177,174	$19,565,744
LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$38,450	$813,580	$-	$852,030	$-	$852,030	$396,853
Lease liabilities, current portion	-	117,102	73,668	10,736	201,506	-	201,506	180,113
Accounts payable and accrued expenses	-	586,306	157,177	10,892	754,375	-	754,375	1,283,826
EIDL loans payable	-	149,000	149,900	-	298,900	-	298,900	149,900
Total current liabilities	-	890,858	1,194,325	21,628	2,106,811	-	2,106,811	2,010,692
Non-current liabilities
Notes payable, long-term portion	-	109,130	5,935,332	-	6,044,462	-	6,044,462	6,862,858
Lease liabilities, long-term portion	-	6,008,647	2,270,436	675,058	8,954,141	-	8,954,141	8,469,853
Advances from shareholders of Golfsuites, Inc. (parent company)	933,317	-	-	-	933,317	-	933,317	1,113,517
Advances from GolfSuites, Inc. (parent company)	2,143,058	-	-	-	2,143,058	-	2,143,058	1,691,239
Total non-current liabilities	3,076,375	6,117,777	8,205,768	675,058	18,074,978	-	18,074,978	18,137,467
TOTAL LIABILITIES	3,076,375	7,008,635	9,400,093	696,686	20,181,789	-	20,181,789	20,148,159
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	-	-	-		-	283,374	283,374	-
Equity
Member equity	-	1,498,401	2,139,641	725,874	4,363,916	(4,363,916)	-	-
Common stock, Class A	-	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	-	180	-	180	180
Preferred stock, Class A	3,430,618	-	-	-	3,430,618	-	3,430,618	1,304,534
Preferred stock, other	-	-	-	-	-	-	-	-
Retained earnings	(2,718,787)	-	-	-	(2,718,787)	-	(2,718,787)	(1,887,129)
TOTAL EQUITY	712,011	1,498,401	2,139,641	725,874	5,075,927	(4,363,916)	712,011	(582,415)
TOTAL LIABILITIES AND EQUITY	$3,788,386	$8,507,036	$11,539,734	$1,422,560	$25,257,716	$(4,080,542)	$21,177,174	$19,565,744

The accompanying notes are an integral part of these financial statements.

F-15

GolfSuites 1, Inc.

Consolidating Statement of Operations

For the Years Ended December 31, 2021 and 2020

	GolfSuites 1,	GolfSuites	GolfSuites Lubbock,	GolfSuites Baton Rouge,			Consolidated
	Inc.	Tulsa, LLC	LLC	LLC	Combined	Eliminations	2021	2020
Revenues	$-	$4,351,205	$4,502,760	$-	$8,853,965	$-	$8,853,965	$4,547,636
Cost of revenues	-	556,007	690,694	-	1,246,701	-	1,246,701	810,764
Gross profit	-	3,795,198	3,812,066	-	7,607,264	-	7,607,264	3,736,872
Operating expenses
Advertising and marketing	-	20,912	21,166	-	42,078	-	42,078	52,674
Salaries - Operational	-	1,764,014	1,297,408	22,142	3,083,564	-	3,083,564	2,276,931
Employee benefits and taxes	-	334,941	236,978	4,235	576,154	-	576,154	225,080
Property lease and affiliated costs	-	36,764	53,786	-	90,550	-	90,550	56,872
Equipment and repairs	-	115,078	61,540	1,275	177,893	-	177,893	78,027
Gaming, software and license fees	-	102,292	212,768	-	315,060	-	315,060	117,239
Utilities and telephone	-	162,398	202,905	4,081	369,384	-	369,384	152,486
Credit card fees	-	145,887	94,414	-	240,301	-	240,301	65,210
Insurance	-	183,942	127,008	-	310,950	-	310,950	115,548
Professional fees	142,009	21,833	64,702	3,853	232,397	-	232,397	62,129
Property and local taxes	989	186,657	197,800	2,500	387,946	-	387,946	71,853
Other selling, general and administrative	37,615	301,822	243,718	18,422	601,577	-	601,577	504,425
Total operating expenses	180,613	3,376,540	2,814,193	56,508	6,427,854	-	6,427,854	3,778,474
Net operating profit (loss)	(180,613)	418,658	997,873	(56,508)	1,179,410	-	1,179,410	(41,602)
Income from Covid 19 relief programs
PPP loan forgiveness	-	665,000	408,100		1,073,100	-	1,073,100	893,400
Employee retention credit	-	190,927	140,829	-	331,756	-	331,756	-
Total Covid 19 relief programs	-	855,927	548,929	-	1,404,856	-	1,404,856	893,400
Net income (loss) before other income (expense)	(180,613)	1,274,585	1,546,802	(56,508)	2,584,266	-	2,584,266	851,798
Other income (expense)
Depreciation and amortization	-	(338,815)	(727,988)	(37,393)	(1,104,196)	-	(1,104,196)	(395,793)
Interest expense	-	(247,484)	(374,012)	(22,726)	(644,222)	-	(644,222)	(260,777)
Management fees to GolfSuites, Inc. (parent company)	(667,036)	-	-	-	(667,036)	-	(667,036)	-
Reg A share sale costs	(985,742)	-	-	-	(985,742)	-	(985,742)	(915,938)
Other income	-	2,055	558	-	2,613	-	2,613	2,418
Net other expense	(1,652,778)	(584,244)	(1,101,442)	(60,119)	(3,398,583)	-	(3,398,583)	(1,570,090)
Net income (loss) before income from subsidiaries and minority interest	(1,833,391)	690,341	445,360	(116,627)	(814,317)	-	(814,317)	(718,292)
Income from subsidiaries	1,135,701	-	-	-	1,135,701	(1,135,701)	-	-
Minority interest share of subsidiary loss	-	-	-	116,627	116,627	-	116,627	33,779
Net income (loss)	$(697,690)	$690,341	$445,360	$-	$438,011	$(1,135,701)	$(697,690)	$(684,513)

The accompanying notes are an integral part of these financial statements.

F-16